SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
Waitr Holdings Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
930752100
(CUSIP Number)
Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 6, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,415,733

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,415,733

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,415,733

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14.	TYPE OF REPORTING PERSON

PN

(1)
1.	NAMES OF REPORTING PERSONS

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

582,603

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

582,603

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

582,603

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,698,121

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,698,121

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,698,121

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,698,121

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,698,121

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,698,121

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS

Lugard Road Capital Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,198,049

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,198,049

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,198,049

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,696,457

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,696,457

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,696,457

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14.	TYPE OF REPORTING PERSON

OO

(1)
1.	NAMES OF REPORTING PERSONS

Lugard Road Capital GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,198,049

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,198,049

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,198,049

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON

OO

(1)
1.	NAMES OF REPORTING PERSONS

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,894,506

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,894,506

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,894,506

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,894,506

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,894,506

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,894,506

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS

Jonathan Green

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,198,049

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,198,049

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,198,049

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON

IN

(1)
1.	NAMES OF REPORTING PERSONS

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,894,506

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,894,506

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,894,506

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on November 27, 2018 (the “Initial Schedule 13D”).  This Amendment No. 1 amends and supplements the Initial Schedule 13D as specifically set forth herein.  Except as set forth herein, the Schedule 13D is unmodified.

Item 1.	Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”). relates to the Common Stock, par value $0.0001 per share (the “Shares”), of Waitr Holdings Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 214 Jefferson Street, Suite 200, Lafayette, Louisiana 70501.

Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Persons paid a total of $17,765,038 in connection with the acquisition of the Shares reported as beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Lugard Master Fund.  The Reporting Persons obtained the Debt Warrants (as defined in Item 4 of this Schedule 13D) in connection with the Luxor Funds entering into the Debt Facility (as defined in Item 4 of this Schedule 13D).  The Reporting Persons paid a total of $973,404 for the Debt Warrants currently owned by them.  The Reporting Persons obtained the Convertible Notes (as defined in Item 4 of this Schedule 13D) in connection with the Luxor Funds entering into the Convertible Notes Agreement (as defined in Item 4 of this Schedule 13D).  The Reporting Persons paid a total of $49,469,193 for the Convertible Notes currently owned by them.
The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Lugard Master Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.  See Item 4 of this Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a)            The Onshore Fund may be deemed to beneficially own 2,415,733 Shares, constituting approximately 2.4% of outstanding Shares.  Subject to the Conversion Cap (as defined below), the Onshore Fund also may be deemed to beneficially own Debt Warrants exercisable for 97,085 Shares and Convertible Notes convertible into 960,451 Shares, each subject to adjustment as set forth in the applicable governing documents.
The Offshore Master Fund may be deemed to beneficially own 1,698,121 Shares, constituting approximately 1.7% of outstanding Shares.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the 1,698,121 Shares beneficially owned by the Offshore Master Fund, constituting approximately 1.7% of the outstanding Shares.  Subject to the Conversion Cap, the Offshore Master Fund and the Offshore Feeder Fund also may be deemed to beneficially own Debt Warrants exercisable for 68,705 Shares and Convertible Notes convertible into 679,690 Shares, each subject to adjustment as set forth in the applicable governing documents.
The Lugard Master Fund may be deemed to beneficially own 5,198,049 Shares, constituting approximately 5.2% of outstanding Shares.  Lugard GP, as the general partner of the Lugard Master Fund, may be deemed to beneficially own the 5,198,049 Shares beneficially owned in the aggregate by the Lugard Master Fund, constituting approximately 5.2% of the outstanding Shares.  Mr. Green, as a managing member of the Lugard GP, may be deemed to beneficially own the 5,198,049 Shares owned by Lugard GP, constituting approximately 5.2% of the outstanding Shares.  Subject to the Conversion Cap, the Lugard Master Fund, Lugard GP and Mr. Green also may be deemed to beneficially own Debt Warrants exercisable for 210,353 Shares and Convertible Notes convertible into 2,080,922 Shares, each subject to adjustment as set forth in the applicable governing documents.
The Wavefront Fund may be deemed to beneficially own 582,603 Shares, constituting less than 1% of the outstanding Shares.  Subject to the Conversion Cap, the Wavefront Fund also may be deemed to beneficially own Debt Warrants exercisable for 23,583 Shares and Convertible Notes convertible into 233,307 Shares, each subject to adjustment as set forth in the applicable governing documents.
LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund, may be deemed to beneficially own the 4,696,457 Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund, in addition to the Shares issuable upon conversion of the Convertible Notes and the Shares issuable upon exercise of the Debt Warrants, constituting approximately 4.7% of the outstanding Shares.

Luxor Capital Group, as the investment manager of the Luxor Funds, may be deemed to beneficially own the 9,894,506 Shares owned in the aggregate by the Luxor Funds, in addition to the Shares issuable upon conversion of the Convertible Notes and the Shares issuable upon exercise of the Debt Warrants.  Luxor Management, as the general partner of Luxor Capital Group, may be deemed to beneficially own the 9,894,506 Shares beneficially owned by Luxor Capital Group, in addition to the Shares issuable upon conversion of the Convertible Notes and the Shares issuable upon exercise of the Debt Warrants.  Mr. Leone, as the managing member of Luxor Management, may be deemed to beneficially own the 9,894,506 Shares owned by Luxor Management, in addition to the Shares issuable upon conversion of the Convertible Notes and the Shares issuable upon exercise of the Debt Warrants.
In accordance with Rule 13d-4 under the Act, each of the Reporting Persons disclaims beneficial ownership of all Shares for which the Debt Warrants are exercisable and into which the Convertible Notes are convertible since the amount of Shares into which the Reporting Persons' Debt Warrants and Convertible Notes are each exchangeable or convertible is limited pursuant to the terms of such instruments, to that amount which would result in such Reporting Persons together with their affiliates having beneficial ownership of Shares not exceeding 9.99% of all of the outstanding Shares (the "Conversion Cap").
The percentage ownership amounts set forth herein are based on a total of 99,945,866 outstanding Shares, comprised of 90,896,555 Shares as reported on the Issuer’s Form 10-Q filed on May 7, 2020, plus 9,049,311 Shares issued to the Reporting Persons in connection with their conversion of Convertible Notes pursuant to the Conversion Agreement (as defined and described below).
(c)            Certain of the Reporting Persons entered into a Limited Waiver and Conversion Agreement with the Issuer dated as of May 1, 2020 (the “Conversion Agreement”) pursuant to which, among other things set forth therein, such Reporting Persons converted a portion of the outstanding principal amount of the Convertible Notes issued pursuant to the Convertible Notes Agreement in the amount of $12,500,000 into Shares at a Conversion Rate (as defined in the Convertible Notes) of 746.269 Shares per $1,000 principal amount of the Convertible Notes, calculated based on the closing price of $1.34 per Share on The Nasdaq Global Select Market on April 30, 2020, notwithstanding the Conversion Rate in effect pursuant to the terms of the Convertible Notes.  The number of Shares issued to the Reporting Persons in connection with such conversion was limited to 9,049,311 Shares in accordance with the Conversion Cap.
Except for the conversions described in this Item 5, the Reporting Persons have not engaged in any transaction during the past 60 days involving Shares.
(d)            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)            Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
See Items 4 and 5(a) of this Schedule 13D.
As described in Item 4 of this Schedule 13D, Jonathan Green will serve on the board of directors of the Issuer.  As a result, Mr. Green intends to take an active role in working with the Issuer's management on operational, financial and strategic initiatives.
The Luxor Funds entered into a registration rights agreement with the Issuer pursuant to which they received certain registration rights with respect to the Debt Warrants, the Shares issuable upon exercise of the Debt Warrants and the Shares issuable upon conversion of the Convertibles Notes held by the Luxor Funds.  This registration rights agreement is incorporated herein by reference to the Form 8-K (File No. 001-37788) filed by the Issuer on November 21, 2018 (the "November 2018 8-K").

The Luxor Funds also entered into a letter agreement with the Issuer providing for an exchange of their Convertible Notes for new notes and the registration for resale of such new notes under certain circumstances set forth in such letter agreement.  This letter agreement is incorporated herein by reference to the November 2018 8-K.
On November 26, 2018, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
Certain of the Reporting Persons entered into the Conversion Agreement with the Issuer dated as of May 1, 2020.  The Conversion Agreement is incorporated herein by reference to the Form 8-K (File No. 001-37788) filed by the Issuer on May 7, 2020.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  May 12, 2020
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL MASTER FUND, LP

By:	Lugard Road Capital GP, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL GP, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Jonathan Green

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone